Medtronic, Inc.
World Headquarters
710 Medtronic Parkway
Minneapolis, Minnesota 55432-5604 USA
www.medtronic.com

Gary L. Ellis
Senior Vice President and
Chief Financial Officer
March 7, 2007
VIA EDGAR AND FACSIMILE
Mr. Jay Webb
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D. C. 20549

Re:	Medtronic, Inc.
Form 10-K for the Fiscal Year Ended April 28, 2006
Filed September 28, 2006
File No. 001-07707
Dear Mr. Webb:
Please find below Medtronic, Inc.’s responses to your comments as noted in your letter to Medtronic, Inc. (“Medtronic” or the “Company”) dated February 7, 2007. We refer to the telephone conversation between Mr. James Spolar of Medtronic and Ms. Julie Sherman of your Office, pursuant to which Medtronic requested and received an extension to submit responses on or before March 9, 2007.
1.	We noted from your disclosure that you estimate certain revenues. Tell us how you are able to reliably estimate these revenues, the amounts of related revenues and the accounting literature that supports your stated policy. Revise future filings as necessary based on our comment.
      Medtronic Response to Comment 1:
We provide innovative products and therapies for use by medical professionals to meet the needs of their patients. The large majority of our revenue is recognized when products are shipped to customers in connection with definitive purchase orders. In addition, as discussed in note 1 to the consolidated financial statements included on Form 10-K for the year ended April 28, 2006, a portion of our revenue is generated from inventory maintained at hospitals and with field representatives. For these products, we recognize revenue at the time we are notified that the product has been used or implanted. This includes products implanted or used prior to the
When Life Depends on Medical Technology

applicable period end, for which notification was received after period end. In addition, as part of our close process, we estimate and accrue revenue as of a period end on products implanted prior to the period end for which the company has not yet been notified. This estimated revenue is based on an analysis of historical data. For example we estimate and accrue revenue on implantable cardioverter defibrillators and cardiac pacemakers (our two largest product lines) based on the average revenue associated with implant notifications that have been received subsequent to the end of the four previous fiscal quarters. Total estimated and accrued revenues for fiscal years 2006, 2005 and 2004 were approximately $11 million, $9 million and $8 million, respectively. These estimated and accrued revenues represented less than 0.1% of total net sales for the fiscal years 2006, 2005 and 2004, respectively.
We believe our accrued revenues are realizable and earned, and therefore recognizable in accordance with the guidance provided in FASB Concept Statement 5 and SEC Staff Accounting Bulletin 104.
Based upon existing guidance and our above explanation, we believe our current disclosures address the staff’s comment.
2.	We note that you have issued $2,200 of 1.5 percent Senior Convertible Notes due 2011 and $2,200 of 1.625 percent Senior Convertible Notes due 2013.
•	Describe clearly how you have accounted for the Senior Convertible Notes, including the beneficial conversion feature pursuant to EITF 98-5 or any embedded derivatives requiring bifurcation pursuant to SFAS 133 and EITF 00-19.

•	Provide similar discussion of your accounting for the warrants and the purchased call options.

In this regard, note the guidance provided in the Division of Corporation Finance’s Current Accounting and Disclosure Issues Outline at http://www.sec.gov/divisions/corpfin/acctdis120105.pdf when preparing your response. Revise future filings as necessary to clarify your accounting for these Notes.
      Medtronic Response to Comment 2:
Senior Convertible Notes
Medtronic issued $2.2 billion principal amount of 1.50% Convertible Senior Notes due 2011 and $2.2 billion principal amount of 1.625% Convertible Senior Notes due 2013. (“the notes”) in the fourth quarter of fiscal year 2006. Interest on the notes is paid on a semiannual basis and recorded as interest expense in the Company’s consolidated statements of earnings.
Holders of the notes may convert the notes based on an initial conversion rate of 17.8113 shares of our common stock per $1,000 principal amount of 2011 notes (which is equal to an initial conversion price of approximately $56.14 per share) Upon conversion, in lieu of common stock, for each $1,000 principal amount of notes a holder will receive an amount in cash equal to the lesser of (i) $1,000 and (ii) the conversion value. If the conversion value exceeds $1,000, we will also deliver, at our election, cash or common stock or a combination of cash and common stock for the remaining shares.
Overall Accounting Conclusion
We account for the notes in accordance with EITF 90-19 “instrument C” and the subsequent guidance in EITF 03-7, which further clarifies the accounting for the “instrument C” introduced in EITF 90-19.
EITF 98-5 “Accounting for Convertible Securities with a Beneficial Conversion Feature or Contingently Adjustable Conversion Ratios” is not applicable to the notes as the conversion rate of $56.14 per share was not “in-the-money” on the commitment date. The close price of Medtronic stock on April 18, 2006 (the commitment date) was $49.29.
Under EITF 90-19 and 03-7, the notes are accounted for like traditional convertible debt (that is, as a combined instrument) because the conversion spread meets the requirements of EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock,” including the provisions contained in paragraphs 12—32 of EITF 00-19. Accordingly, no asset or liability is recognized for the “conversion spread.” Exhibit A outlines our analysis and conclusions with respect to the provisions of paragraphs 12-32 of EITF 00-19.
The provisions of SFAS 133 were not applicable to the notes given our conclusions under the guidance of EITF 00-19 and the absence of any embedded derivatives.
Based upon existing guidance and our above explanation, we believe our current disclosures address the staff’s comments.
Warrants
In April 2006, the Company sold warrants to issue shares of Medtronic common stock at an exercise price of $76.56 per share in private transactions. Pursuant to these transactions, warrants for 41 million shares of our common stock may be settled over a specified period beginning in July 2011, and warrants for another 41 million shares of our common stock may be settled over a specified period beginning in July 2013 (the “settlement dates”). If exercised, the warrants will be settled in shares of our common stock. Proceeds received from the issuance of the warrants totaled approximately $517 million and were recorded as an addition to shareholders’ equity.
The contract covering the warrants requires us to maintain an effective registration statement covering shares potentially delivered upon settlement of the warrant to ensure those shares are immediately tradable by the counterparty. Should the shares not be registered or immediately tradable upon settlement, we are required to deliver additional shares so that the value of such additional shares covers the liquidity discount of shares that are not immediately or freely tradable.
Medtronic analyzed this provision of the warrants as it relates to the proposed EITF 05-4 “The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to EITF Issue 00-19, “Accounting for Derivative Financial Instruments Indexed to and Potentially Settled

in, a Company’s Own Stock””. EITF 05-4 addresses the effect of liquidated damages penalty clauses in a registration rights agreement on the accounting for a financial instrument subject to EITF 00-19. EITF 05-4 sets a framework for analyzing whether the registration rights agreement should be accounted for in combination with (accounted for under the guidance of EITF 00-19) or separate from (accounted for as a derivative under FASB statement 133) the host contract.
We concluded the registration rights provision and the warrant contract should be accounted for as a combined instrument as they were entered into in conjunction with each other but are not legally detachable and separately exercisable.
Per paragraph 11 of FASB statement 133, a reporting entity shall NOT consider contracts to be derivative instruments if the contract issued or held by the reporting entity are both indexed to its own stock and classified in stockholders’ equity in its statement of financial position.
As noted in EITF 05-4, when an instrument contains a contingency, EITF 01-6 “The Meaning of Indexed to a Company’s Own Stock” provides guidance on how to determine if the instrument is solely indexed to the issuer’s own stock. Paragraph 5 of EITF 01-6 states that “instruments ... are considered indexed to a company’s own stock within the meaning of Issue 00-19 and paragraph 11(a) of Statement 133 for the issuer provided that (1) the contingency provisions are not based on (a) an observable market, other than the market for the issuer’s stock (if applicable), or (b) an observable index, other than those calculated or measured solely by reference to the issuer’s own operations (operations defined as sales revenue of the issuer, EBITDA [earnings before interest, taxes, depreciation, and amortization] of the issuer, net income of the issuer, or total equity of the issuer), and (2) once the contingent events have occurred, the instrument’s settlement amount is based solely on the issuer’s stock.”
Medtronic concluded that the requirements of paragraph 5 of EITF 01-6 are met. Therefore, the combined instrument (warrant and the registration rights agreement) should be accounted for under the guidance of EITF 00-19.
Per EITF 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock,” paragraph 8:
Unless the economic substance indicates otherwise, contracts would be initially classified as equity if (1) Contracts that require physical settlement or net-share settlement or (2) Contracts that give the company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement), assuming that all the criteria set forth in paragraphs 12-32 have been met.
Unless the economic substance indicates otherwise, contracts would be initially classified as Assets or Liabilities if (1) Contracts that require net-cash settlement (including a requirement to net cash settle the contract if an event occurs and if that event is outside the control of the company) or (2) Contracts that give the counterparty a choice of net-cash settlement or settlement in shares (physical settlement or net-share settlement

Paragraph 16 of EITF 00-19 states that “if a settlement alternative includes a penalty that would be avoided by a company under other settlement alternatives, the uneconomic settlement alternative should be disregarded in classifying the contract. In the case of delivery of unregistered shares, a discount from the value of the corresponding registered shares that is a reasonable estimate of the difference in fair values between registered and unregistered shares (that is, the discount reflects the fair value of the restricted shares determined using commercially reasonable means) is not considered a penalty and should be disregarded in classifying the contract.”
Per the warrant contract, the settlement terms indicate that net share settlement is required. Therefore as per paragraph 8 and 16 of EITF 00-19 the warrants should be classified as an addition to equity and any changes in the fair value of the contract will not be recorded, assuming that all the criteria set forth in paragraphs 12-32 of EITF 00-19 have been met.
Overall Conclusion on warrants:
Based on the guidance in paragraphs 8 and 12-32 of EITF 00-19 and paragraph 11 of FASB 133, the warrants contracts are recorded as an addition to equity as of the trade date and no further adjustment should be made in future periods to adjust the value of the contracts.
Exhibit B outlines our analysis and conclusions with respect to the provisions of paragraphs 12-32 of EITF 00-19.
Based upon existing guidance and our above explanation, we believe our current disclosures address the staff’s comments.
Purchased Call Options
Concurrent with the issuance of the notes, Medtronic purchased call options on its common stock in private transactions. The call options allow us to receive shares of our common stock and/or cash from counterparties equal to the amounts of common stock and/or cash related to the amounts in excess of the principal that it would pay to the holders of the notes upon conversion. These call options will terminate upon the earlier of the maturity dates of the related notes or the first day all of the related notes are no longer outstanding due to conversion or otherwise. The call options, which cost an aggregate $1.075 billion ($699 million net of tax benefit), were recorded as a reduction of shareholders’ equity.
Per paragraph 11 of FASB statement 133, a reporting entity shall not consider contracts to be derivative instruments if the contract issued or held by the reporting entity are both indexed to its own stock and classified in stockholders’ equity in its statement of financial position.
Per EITF 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock,” paragraph 8:
Unless the economic substance indicates otherwise, contracts would be initially classified as equity if (1) Contracts that require physical settlement or net-share settlement or (2) Contracts that give the company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement), assuming that all the criteria set forth in paragraphs 12-32 have been met.
Unless the economic substance indicates otherwise, contracts would be initially classified as Assets or Liabilities if (1) Contracts that require net-cash settlement (including a requirement to net cash settle the contract if an event occurs and if that event is outside the control of the company) or (2) Contracts that give the counterparty a choice of net-cash settlement or settlement in shares (physical settlement or net-share settlement).
The settlement terms of the purchased call option contract provide for net cash settlement or net share settlement, depending on the method of settlement of the Notes discussed above, which is at the option of Medtronic. Therefore, the criteria as set forth in paragraphs 12-32 of EITF 00-19 were evaluated.
Overall Conclusion on Purchased Call Options:
Based on the guidance in paragraphs 8 and 12-32 of EITF 00-19 and paragraph 11 of FASB 133, the purchased call option contracts should be recorded as a reduction of equity as of the trade date, and no further adjustment should be made in future periods to adjust the value of the contracts.
Exhibit C outlines our analysis and conclusions with respect to the provisions of paragraphs 12-32 of EITF 00-19.
Based upon existing guidance and our above explanation, we believe our current disclosures address the staff’s comments.
3.	We noted your discussion of non-GAAP amounts on page 1 and the related reconciliation of consolidated GAAP earnings to consolidated adjusted net earnings presented elsewhere in the earnings release. Please revise your discussion and the table in future filings to clearly label all “non-GAAP” amounts as non-GAAP. We refer you to item 10(e)(1)(ii)(E) of Regulation S-K.
      Medtronic Response to Comment 3:
We incorporated your comment in our earnings release furnished on a Form 8-K dated February 20, 2007, and will do so in our future filings as well.

Pursuant to your request, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, please contact me at (763) 505-2770.
Sincerely,
/s/ Gary Ellis
Senior Vice President and Chief Financial Officer
Medtronic, Inc.
World Headquarters
710 Medtronic Parkway NE
Minneapolis, MN 55432-5604

cc:	Julie Sherman
Division of Corporation Finance

EXHIBIT A
The following paragraphs summarize the eight requirements of paragraphs 12-32 within EITF 00-19 and the Company’s conclusion as to how the spread feature of the notes meets each requirement allowing us to account for the notes as typical convertible debt.
1.	The contract permits the company to settle in unregistered shares.

We believe this criterion is met. The terms of the notes and their related indentures do not require that any shares be registered prior to issuance.

2.	The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.

We believe this criterion is met. As of the transaction date, there were approximately $1.2 billion shares outstanding, approximately 91 million stock options and restricted stock units outstanding and approximately 32 million shares related to outstanding debentures due 2021 could be potentially issued. Therefore, Medtronic has 1.6 billion shares authorized, which is sufficient to cover the 78.4 million potential shares issued upon conversion of the notes.

3.	The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

We believe this criterion is met. The notes are convertible at a rate of 17.8113 shares per $1,000 of principal. With $4.4 billion of debt issued, there are 4.4 million $1,000 debentures issued; therefore, shares issuable upon conversion cannot exceed 78,369,720 shares (4.4 billion/1000*17.8113).

4.	There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.

We believe this criterion is met. There is no provision in any agreement relating to the notes requiring cash payments in the event the company fails to make timely filings with the SEC. While the registration rights agreement contemplated additional interest relating to the failure to timely file a registration statement (a “registration default”), the agreement is clear that in no event will additional interest be payable in connection with a registration default relating to a failure to register the common stock deliverable upon a conversion of the notes.

5.	There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions).

We believe this criterion is met. The notes do not require any cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due.

6.	The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.

We believe this criterion is met. There are no provisions within the notes that require net-cash settlement.

7.	There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

We believe this criterion is met. Should the holders convert, the shares issued to the holders would be common shares, with the holders having the same rights as current holders of Medtronic common shares.

8.	There is no requirement in the contract to post collateral at any point or for any reason.

We believe this criterion is met. The notes do not require the posting of any collateral.

EXHIBIT B
The following is a summary of our analysis of the provisions of EITF 00-19 that apply to the accounting of the warrants.
1.	The contract permits the company to settle in unregistered shares.

We believe this criterion is met. The warrant contract indicates that settlement in unregistered shares is allowable, although additional shares are issued to reflect an appropriate liquidity discount.

2.	The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.

We believe this criterion is met. There were approximately 75 million warrants issued. As of the transaction date, there were approximately $1.2 billion shares outstanding, approximately 91 million stock options and restricted stock units outstanding, 78.4 million shares related to the 2011 and 2013 debentures that could be potentially issued under the conversion option of those notes and approximately 32 million shares related to outstanding debentures due 2021 could be potentially issued. Therefore, Medtronic has 1.6 billion of shares authorized, which is sufficient to cover the maximum number of shares to be delivered during the contract period.

3.	The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

We believe this criterion is met. The number shares to be issued is explicitly stated in the warrant agreement.

4.	There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.

We believe this criterion is met. There is no provision in any agreement relating to the warrants requiring cash payments in the event the company fails to make timely filings with the SEC.

5.	There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions).

We believe this criterion is met. There are no provisions within the warrant agreement that require cash payments.

6.	The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.

We believe this criterion is met. There are no provisions within the warrant agreement that require net-cash settlement.

7.	There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

We believe this criterion is met. If the warrant holders exercise their warrants, the shares issued to holders would be common shares with the holders having the same rights as current holders of Medtronic common shares.

8.	There is no requirement in the contract to post collateral at any point or for any reason.

We believe this criterion is met. The warrant agreement does not require the posting of any collateral.

EXHIBIT C
The following is a summary of our analysis of the provisions of EITF 00-19 that apply to the accounting of the purchased call options.
The criteria of paragraphs 12-32 of EITF 00-19 are analyzed below:
1.	The contract permits the company to settle in unregistered shares.

We believe this criterion is not applicable to the purchased call option as Medtronic is not required to issue shares in connection with the call option. Upon exercise of the call option, we would be purchasing shares traded on the open market.

2.	The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.

We believe this criterion is not applicable to the purchased call option as Medtronic is not required to issue shares in connection with the call option. Upon exercise of the call option, we would be purchasing shares traded on the open market.

3.	The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

We believe this criterion is met. The number shares to be purchased is directly related to the number of shares issued under the notes.

4.	There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.

We believe this criterion is met. There is no provision in any agreement relating to the call options requiring cash payments in the event the company fails to make timely filings with the SEC.

5.	There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions).

We believe this criterion is met. Upon exercising the call, we would be purchasing our own common shares, and the call option agreement does not include “make whole” provisions or “top-off” provisions.

6.	The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.

We believe this criterion is met. There are no provisions in the call option contract that require net-cash settlement.

7.	There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

We believe this criterion is met. The shares purchased on the open market have the same rights as current holders of Medtronic common shares.

8.	There is no requirement in the contract to post collateral at any point or for any reason.

We believe this criterion is met. The purchase call option contract does not require the posting of any collateral.